SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                  ------------


                                  SCHEDULE 13G
                                 (Rule 13d-102)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
                             PURSUANT TO RULE 13d-2
                                 Amendment No. 5


                       Mediacom Communications Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                              Class A Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   58446K 10 5
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                December 31, 2006
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         |_|    Rule 13d-1(b)

         |_|    Rule 13d-1(c)

         |X|    Rule 13d-1(d)

---------------------                                          -----------------
CUSIP No. 58446K 10 5                 13G                      Page 2 of 7 Pages
---------------------                                          -----------------

========= ======================================================================
1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          Rocco B. Commisso
--------- ----------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [ ]
                                                                        (b) |X|
--------- ----------------------------------------------------------------------
3         SEC USE ONLY


--------- ----------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION

          USA
---------------- ----- ---------------------------------------------------------
    NUMBER OF    5     SOLE VOTING POWER
     SHARES                   190,353 shares - Class A (one vote per share)*
  BENEFICIALLY                28,460,129 shares - Class B (ten votes per share)*
    OWNED BY     ----- ---------------------------------------------------------
      EACH       6     SHARED VOTING POWER               0
    REPORTING    ----- ---------------------------------------------------------
   PERSON WITH   7     SOLE DISPOSITIVE POWER
                              190,353 shares - Class A*
                              28,188,614 shares - Class B*
                 ----- ---------------------------------------------------------
                 8     SHARED DISPOSITIVE POWER          0
-------- -----------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          190,353 shares - Class A*
          28,460,129 shares - Class B*

--------- ----------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
          CERTAIN SHARES  [ ]
--------- ----------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          77.5% of aggregate voting power

--------- ----------------------------------------------------------------------
12        TYPE OF REPORTING PERSON

          IN
========= ======================================================================

-------
*   Reference is made to the disclosure in Item 4 of this Schedule 13G

---------------------                                          -----------------
CUSIP No. 58446K 10 5                 13G                      Page 3 of 7 Pages
---------------------                                          -----------------

Item 1(a).        Name of Issuer:

                  Mediacom Communications Corporation
                  --------------------------------------------------------------



Item 1(b).        Address of Issuer's Principal Executive Offices:

                  100 Crystal Run Road, Middletown, NY 10941
                  --------------------------------------------------------------



Item 2(a).        Name of Person Filing:

                  Rocco B. Commisso
                  --------------------------------------------------------------



Item 2(b).        Address of Principal Business Office or, if None, Residence:

                  100 Crystal Run Road, Middletown, NY 10941
                  --------------------------------------------------------------



Item 2(c).        Citizenship:

                  USA
                  --------------------------------------------------------------



Item 2(d).        Title of Class of Securities:

                  Class A Common Stock
                  --------------------------------------------------------------



Item 2(e).        CUSIP Number:

                  58446K 10 5
                  --------------------------------------------------------------


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---------------------                                          -----------------
CUSIP No. 58446K 10 5                 13G                      Page 4 of 7 Pages
---------------------                                          -----------------


Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

        (a)    |_|  Broker or dealer registered under Section 15 of the Exchange
                    Act.

        (b)    |_|  Bank as defined in Section 3(a)(6) of the Exchange Act.

        (c)    |_|  Insurance  company as defined  in  Section  3(a)(19)  of the
                    Exchange Act.

        (d)    |_|  Investment   company  registered  under  Section  8  of  the
                    Investment Company Act.

        (e)    |_|  An   investment    adviser   in    accordance    with   Rule
                    13d-1(b)(1)(ii)(E);

        (f)    |_|  An employee  benefit  plan or endowment  fund in  accordance with Rule 13d-1(b)(1)(ii)(F);

        (g)    |_|  A parent  holding  company or control  person in  accordance with Rule 13d-1(b)(ii)(G);

        (h)    |_|  A savings  association as defined in Section 3(b) of Federal
                    Deposit Insurance Act;

        (i)    |_|  A church plan that is  excluded  from the  definition  of an investment company under Section 3(c)(14) of the Investment Company Act;

        (j)    |_|  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

---------------------                                          -----------------
CUSIP No. 58446K 10 5                 13G                      Page 5 of 7 Pages
---------------------                                          -----------------

Item 4.  Ownership.

     (a)  Amount beneficially owned:

                          190,353 shares of Class A common stock *
                          28,460,129 shares of Class B common stock **

     (b)  Percent of class:

                          77.5% of aggregate voting power as of February 9, 2007

     (c)  Number of shares as to which such person has:

          (i)  Sole power to vote or to direct the vote:

                          190,353 shares of Class A common stock *
                          28,460,129 shares of Class B common stock **

          (ii) Shared power to vote or to direct the vote: 0

          (iii) Sole power to dispose or to direct the disposition of:

                          190,353 shares of Class A common stock *
                          28,188,614 shares of Class B common stock ***

          (iv) Shared power to dispose or to direct the disposition of: 0






















* Includes, as of February 9, 2007, 138,149 shares of Class A common stock issuable upon the exercise of options held by the reporting person and 51,500 shares of Class A common stock issuable upon the exercise of options held by the reporting person's spouse. Also includes 550 restricted stock units (shares of Class A common stock) held by the reporting person's spouse that will vest on February 15, 2007. Does not include options that are exercisable and restricted stock units that vest after March 1, 2007

** Each share of Class B common stock is convertible into one share of Class A common stock. Includes 271,515 shares of Class B common stock owned of record by other stockholders, for which Mr. Commisso holds an irrevocable proxy, representing all remaining shares of Class B common stock outstanding. As of February 9, 2007, also includes 1,398,892 shares of Class B common stock issuable upon the exercise of options held by the reporting person.

*** Each share of Class B common stock is convertible into one share of Class A common stock. As of February 9, 2007, includes 1,398,892 shares of Class B common stock issuable upon the exercise of options held by the reporting person.

---------------------                                          -----------------
CUSIP No. 58446K 10 5                 13G                      Page 6 of 7 Pages
---------------------                                          -----------------

Item 5.        Ownership of Five Percent or Less of a Class.

               If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.        Ownership of More Than Five Percent on Behalf of Another Person.

               Not Applicable.

Item 7.        Identification   and   Classification  of  the  Subsidiary  Which
               Acquired the Security Being Reported on by the Parent Holding Company.

               Not Applicable.

Item 8.        Identification and Classification of Members of the Group.

               Not Applicable.

Item 9.        Notice of Dissolution of Group.

               Not Applicable.

Item 10.       Certification.

               Not Applicable.

---------------------                                          -----------------
CUSIP No. 58446K 10 5                 13G                      Page 7 of 7 Pages
---------------------                                          -----------------


                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            February 13, 2007
                                            ------------------------------------
                                                        (Date)


                                            /s/ Rocco B. Commisso
                                            ------------------------------------
                                            Rocco B. Commisso